FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 28, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS publicly-held company
CNPJ/MF Nº. 07.628.528/0001-59 NIRE Nº. 35.300.326.237

Call Notice

Annual and Special Shareholders’ Meeting

The Shareholders of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“Company”) are invited to attend the Annual and Special Shareholders Meeting of the Company, to be held on October 28, 2015, at 2:30 pm, on first notice, at the head office of the Company, in the city of São Paulo, State of São Paulo, located at Avenida Brigadeiro Faria Lima, n. º 1.309, 5th floor, in order to resolve on the following Agenda:

1.                  Annual Meeting:

1.1              Examine the management accounts, analyze, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on June 30th, 2015, including the Independent Auditors’ opinion and the Fiscal Council Report.

1.2              To resolve on the allocation of the income reported for the year ended on June 30th, 2015, and the distribution of dividends.

1.3       To resolve on the determination of the number of the members to compose the Company’s Board of Directors, according to the Company’s bylaws, as well as on the election of the members of the Board of Directors.

1.4              Set the Company’s management annual overall compensation for the fiscal year initiated on July 1st, 2015.

1.5              To resolve on the election of the sitting members and the alternate members of the Company´s Fiscal Council, as well as fixing of the remuneration of elected members that under the third paragraph of Article 162 of Law Nº 6.404/76 ("LSA") shall not be less, for each member, than ten percent of the average compensation assigned to the Company’s executive officers.

2                    Special Meeting:

2.1. To resolve on the amendment of Article 5 of the Company’s Laws, in order to adjust the number of shares representing the Company’s capital stock to 58.226.600 (fifty eight million, two hundred and twenty six thousand and six hundred) common shares, reflecting the cancellation, carried out on January 27, 2015, of one hundred and ninety-five thousand and eight hundred (195,800) common shares issued by the Company and held in treasury on the  mentioned date.

General Information:

Pursuant to Article 126, of LSA, and paragraph 5º, of Article 10, of the Company’s Bylaws, those shareholders who intend to attend the Meeting, must submit the following documents at least seventy-two (72) hours prior to the Meeting: (i) a valid identification card; (ii) proof of ownership issued by the depositary institution in the previous five (5) days and/or (iii) a statement showing the respective shareholding position issued by the proper authority in the case of shareholders participating in the fungible custody of registered shares.

In fulfillment of the article 4º of the  CVM Rule nº 481 and according to the CVM Rule nº. 165 of December 11, 1991, as amended by CVM Rule nº 282/98, the minimum equity interest in the voting capital of the Company required for a shareholder to request the multiple vote procedure is 5% (five per cent). Pursuant to article 141, §1º, of LSA, this right shall be exercised by the shareholders not later than forty-eight hours before the Meeting.

Any Shareholder intending to be represented by a proxy at the Meeting shall deliver the respective power of attorney (granting special powers and having the grantors signatures duly certified by a notary public), at the Company’s headquarters, to its legal department, Monday to Friday, 8:30 a.m. until 5:30 p.m., by October 23th, 2015.

Copies of the documents and proposals related to the items included in the above Agenda are available to Shareholders’ consultation at the Company’s headquarters and on its website (www.brasil-agro.com), as well as on the websites of the Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), and of BM&FBOVESPA (www.bmfbovespa.com.br).

To contact the Investor Relations Department, use phones (55 11) 3035-5350 / (55 11) 3035-5374 or e-mail ri@brasil-agro.com.

São Paulo, September 29th, 2015.

Eduardo S. Elsztain

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2015.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: September 28, 2015.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer